UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

Commission File Number: 001-34564

China Nuokang Bio-Pharmaceutical Inc.

No. 18-1 East Nanping Road

Hunnan National New & High-tech Development Zone

Shenyang, Liaoning Province

People’s Republic of China 110171

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Nuokang Bio-Pharmaceutical Inc.

By:	/s/ Baizhong Xue

Name: Baizhong Xue
Title: Chairman and Chief Executive Officer

Date: August 29, 2011

Exhibit Index

Exhibit 99.1	Press release

Exhibit 99.1

China Nuokang Bio-Pharmaceutical Inc. Reports

Second Quarter 2011 Financial Results

2Q11 Revenue of RMB79.5 Million ($12.3 Million)

2Q11 Net Income of RMB14.2 Million ($2.2 Million)

Live Conference Call to be Held Friday, August 26, 2011 at 8:00 am ET

Beijing, August 25, 2011 – China Nuokang Bio-Pharmaceutical Inc. (NASDAQ: NKBP) (“Nuokang” or the “Company”), a leading China-based biopharmaceutical company focused on the research, development, manufacture, marketing and sales of hospital-based medical products, today announced financial results for the second quarter of 2011.

Mr. Baizhong Xue, the Company’s Chairman and Chief Executive Officer, stated, “We are pleased by the strong sequential growth and profitability of our second quarter 2011 performance. We believe that this is an important data point in demonstrating our success in integrating the new sales structure. The first quarter was significantly affected by the sales team reorganization process but this quarter shows that we have quickly resumed normal operations. Moving forward, we expect our reorganization to strengthen the reach and effectiveness of our distribution network.”

Chairman Xue continued, “We recognize that commercialization of our new products progresses slower than expected but would like to highlight Baquting’s continued strong performance. Our sales volume rose this quarter to 3.9 million units from 3.2 million units in the previous quarter and 3.8 million units in the prior year period. Furthermore, we have seen Reptilase, one of our key competitors, gradually recede from the market as it has been over a year since the expiration of its import license and its inventory in China is depleting. Concurrently, we are proud to note that our own market share has risen again to 40% as of June 2011. Looking forward, we are confident that Baquting will retain a leading market share position and will continue to grow.”

Second Quarter 2011 Financial Highlights

•	Revenue was RMB79.5 million ($12.3 million)[1] compared to RMB82.4 million in the prior year period;

•	Baquting revenue was RMB76.1 million ($11.8 million) compared to RMB77.8 million in the prior year period;

•	Gross profit was RMB70.9 million ($11.0 million) compared to RMB73.2 million in the prior year period;

•	Gross margin was 89.2% compared to 88.8% in the prior year period;

•	Operating income was RMB21.0 million ($3.3 million); and

•	Net income was RMB14.2 ($2.2 million) or RMB0.72 ($0.11) per diluted ADS[2].

Second Quarter 2011 Financial Performance

Revenue was RMB79.5 million ($12.3 million) compared to RMB82.4 million in the prior year period. Revenue from Baquting remained steady at RMB76.1 million ($11.8 million) compared to RMB77.8 million in the prior year period. Sequentially, Baquting revenue rose 15.6% from RMB65.8 million in the first quarter of 2011 as the sales team reorganization was completed. Revenue from other products was RMB3.4 million ($0.4 million) compared to RMB4.6 million in the prior year period.

[1]	This announcement contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars as of and for the quarter ended June 30, 2011, were made at the noon buying rate of RMB6.4635 to USD1.00 on June 30, 2011 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York. China Nuokang Bio-Pharmaceutical Inc. makes no representation that the Renminbi or US dollar amounts referred to in this press release could have been or could be converted into US dollars or Renminbi, at any particular rate or at all.
[2]	American Depositary Shares, which are traded on the NASDAQ, each represents eight ordinary shares of the Company.

Gross profit was RMB70.9 million ($11.0 million) compared to RMB73.2 million in the prior year period. Gross margin was 89.2% compared to 88.8% in the prior year period.

Operating income was RMB21.0 million ($3.3 million) in the second quarter of 2011 compared to RMB24.1 million in the prior year period. Operating margin for the second quarter of 2011 was 26.5%, compared to 29.2% in the prior year period and 27.8% in the first quarter of 2011. Operating expenses as a percentage of revenue is expected to remain within a similar range, growing in line with revenue, as the Company continues to invest in the sales and marketing efforts required to successfully bring to market its new products.

Research and development expenses remained within the Company’s expected range at RMB3.3 million ($0.5 million) in the second quarter of 2011 compared to RMB2.8 million in the prior year period. These costs accounted for 4.1% of revenue this quarter, in line with the Company’s full year research and development expense expectations.

Selling, marketing and distribution expenses were RMB36.6 million ($5.7 million) in the second quarter of 2011, compared to RMB34.6 million in the prior year period. Selling, marketing and distribution expenses as a percentage of revenue in the second quarter of 2011 was 46.1%, reflecting the Company’s continued efforts to develop its sales team as well as bring to market new products,.

General and administrative expenses decreased to RMB9.9 million ($1.5 million) in the second quarter of 2011 from RMB11.8 million in the prior year period, demonstrating the Company’s cost control efforts.

Provision for income taxes was RMB4.8 million ($0.7 million) in the second quarter of 2011, representing an effective tax rate of 25.3%.

Net income was RMB14.2 million ($2.2 million) or RMB0.72 ($0.11) per diluted ADS in the second quarter of 2011 compared to RMB19.4 million or RMB0.98 per diluted ADS, in the prior year period.

For the quarter ended June 30, 2011, the Company had approximately 157.0 million weighted average diluted ordinary shares, or 19.6 million ADSs.

As of June 30, 2011, the Company had cash and cash equivalents of RMB208.0 million ($32.2 million), compared to RMB191.8 million as of December 31, 2010.

Six Months Ended June 30, 2011 Financial Performance

For the six months ended June 30, 2011, revenue decreased 5.3% to RMB144.0 million ($22.3 million) from RMB152.1 million for the six months ended June 30, 2010. During this same time period, gross profit decreased 6.2% to RMB127.1 million ($19.7 million) from RMB135.6 million and operating income decreased 14.1% to RMB39.0 million ($6.0 million) from RMB45.4 million.

Net income decreased 31.2% to RMB25.1 million ($3.9 million), or RMB1.27 ($0.20) per diluted ADS from RMB36.5 million, or RMB1.84 per diluted ADS, for the six months ended June 30, 2010. Weighted average number of diluted ordinary shares outstanding was approximately 158.1 million for the six months of 2011, or 19.8 million ADSs.

New Product Performance

The Company continues to make progress on the commercialization of the following pipeline products:

Kaitong: The Company continues to drive awareness and understanding of Kaitong through a nationwide marketing campaign. Thus far, the Company has won the bidding process for six provinces and two military zone areas, and expects additional provinces to hold bids during the remainder of 2011. The Company has seen nascent revenue contribution but continues to expect a gradual ramp up process.

In-licensed Products: The Company has made progress on the regulatory front for its in-licensed products, Dianatal® and other cardiovascular products, and continues to expect SFDA approval and revenue contribution in 2012.

Mr. Baizhong Xue commented, “As we have said before, Baquting is our main source of revenue. Our pipeline products have the potential to become significant revenue contributors. The commercialization process of these new products is dynamic and complicated. We have made considerable progress in the provincial bidding process and will diligently market these new products to hospitals and physicians to drive market recognition. For the full year of 2011, we are confident that Baquting will perform in line with the prior year and are cautiously optimistic regarding revenue contribution from new products.”

Conference Call

The Company will hold a conference call at 8:00 am ET on Friday, August 26, 2011 to discuss second quarter 2011 results. Listeners may access the call by dialing:

United States toll free:	1-866-405-2350
United States toll:	1-718-354-1231
China toll free:	400-6988181
Hong Kong toll free:	800-965084
United Kingdom toll free:	0800-0322281
Conference ID:	91498737

A telephone replay will be available beginning two hours after the conclusion of the call and will be available through September 7, 2011. Listeners may access the replay by dialing:

United States toll free:	1-866-214-5335
International:	1-718-354-1232
Conference ID:	91498737

A webcast will also be available through the Company’s website www.nkbp.com.

About China Nuokang Bio-Pharmaceutical Inc.

China Nuokang Bio-Pharmaceutical Inc. (NASDAQ: NKBP) is a leading biopharmaceutical company in China focused on the research, development, manufacture, marketing and sales of hospital-based medical products. The Company provides a diversified portfolio of products across more than 3,000 hospitals in China. Nuokang’s principal products include Baquting®, China’s leading hemocoagulase product by market share, and Kaitong®, a lipid emulsion alprostadil product for the treatment of peripheral vascular diseases, cardiocerebral microcirculation disorders and post-surgery thrombosis. The Company’s product pipeline includes product candidates under development in hematological, cardiovascular and cerebrovascular disease diagnosis, treatment and prevention. Please visit www.nkbp.com for more information.

Safe-Harbor Statement

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s new product development and financial outlook, are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as “may,” “could,” “would,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “expects,” “intends” and “future” or similar expressions. Among other things, the statements relating to the Company’s expected progress on the product portfolio and future financial results may contain forward-looking statements. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management’s current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2011

	Six Months 2010	Six Months 2011		2Q 2010	2Q 2011
	(RMB’000)	(RMB’000)	(US$’000)	(RMB’000)	(RMB’000)	(US$’000)

Net revenue	152,144	144,006	22,280	82,405	79,487	12,298
Cost of revenue	(16,585)	(16,886)	(2,613)	(9,240)	(8,621)	(1,334)

Gross profit	135,559	127,120	19,667	73,165	70,866	10,964

Operating expenses
Research and development costs	(5,899)	(7,497)	(1,160)	(2,770)	(3,274)	(507)
Selling, marketing and distribution expenses	(59,571)	(57,787)	(8,941)	(34,555)	(36,624)	(5,666)
General and administrative expenses	(24,707)	(22,870)	(3,538)	(11,782)	(9,924)	(1,535)

Total operating expenses	(90,177)	(88,154)	(13,639)	(49,107)	(49,822)	(7,708)

Operating profit	45,382	38,966	6,029	24,058	21,044	3,256
Interest income	606	612	95	321	428	66
Interest expense	(3,942)	(2,139)	(331)	(2,024)	(1,083)	(168)
Exchange losses	(1,216)	(2,896)	(448)	(1,317)	(1,535)	(237)
Other income/(losses), net	2,046	(97)	(15)	349	68	11

Income before income tax expense	42,876	34,446	5,329	21,387	18,922	2,928
Income tax expense	(6,413)	(9,403)	(1,455)	(1,994)	(4,784)	(740)

Net income	36,463	25,043	3,875	19,393	14,138	2,187

Net loss attributable to non-controlling interest	14	60	9	13	33	5

Net income attributable to shareholders	36,477	25,103	3,884	19,406	14,171	2,192

Net income per share
Basic	0.23	0.16	0.02	0.12	0.09	0.01
Diluted	0.23	0.16	0.02	0.12	0.09	0.01

Shares used in net income per share computation
Basic	158,441,508	157,415,893	157,415,893	158,457,111	156,319,035	156,319,035
Diluted	158,973,110	158,096,893	158,096,893	158,629,958	157,000,035	157,000,035

Net income per ADS
Basic	1.84	1.28	0.20	0.98	0.73	0.11
Diluted	1.84	1.27	0.20	0.98	0.72	0.11

Shares used in net income per ADS computation
Basic	19,805,189	19,676,987	19,676,987	19,807,139	19,539,879	19,539,879
Diluted	19,871,639	19,762,112	19,762,112	19,828,745	19,625,004	19,625,004

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2010 and JUNE 30, 2011

	31-Dec	30-Jun
	2010	2011
	(RMB’000)	(RMB’000)	(US$’000)

ASSETS
Current assets:
Cash and cash equivalents	191,822	208,024	32,184
Other investment - Current	29,868	19,415	3,004
Accounts receivable (net of allowance for doubtful accounts of RMB393,860 and RMB393,860 (US$60,936) as of December 31, 2010 and June 30, 2011, respectively)	132,504	150,347	23,261
Bills receivable	86,587	46,912	7,258
Inventories	16,789	16,279	2,519
Prepayments and other receivables	20,116	30,682	4,747
Prepaid income tax	5,117	8,969	1,388
Deferred tax assets	1,518	831	129

Total current assets	484,321	481,459	74,490

Non-current assets:
Property, plant and equipment, net	155,786	179,381	27,753
Land use rights, net	35,800	35,461	5,486
Intangible assets, net	23,587	22,401	3,466
Other Investments-Non current	3,414	3,414	528
Prepayment	37,713	38,108	5,896
Deferred tax assets	4,258	4,406	682

Total non-current assets	260,558	283,171	43,811

TOTAL ASSETS	744,879	764,630	118,301

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	47,000	47,000	7,272
Accounts payable	1,764	2,132	330
Accrued expenses and other payables	22,281	19,928	3,083
Income tax payable	253	6,049	936
Unrecognized tax benefits	809	809	125

Total current liabilities	72,107	75,918	11,746

Non-current liabilities:
Deferred tax liabilities	2,054	2,143	332
Deferred government grants	21,621	21,968	3,399
Long-term payable	11,299	11,670	1,806

Total non-current liabilities	34,974	35,781	5,537

Commitments and contingencies	—	—	—

Shareholders’ equity:
Ordinary shares (par value US$0.0005 per share, 474,200,000 shares authorized and 158,490,942 share issued and outstanding as of December 31, 2010; 474,200,000 shares authorized and 158,550,942 share issued and outstanding as of June 30, 2011)	597	586	91
Additional paid-in capital	460,981	451,082	69,789
Retained earnings	174,133	199,236	30,825

Total shareholders’ equity	635,711	650,904	100,705

Non-controlling interests	2,087	2,027	314

TOTAL EQUITY	637,798	652,931	101,018

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	744,879	764,630	118,300

Contact: ICR, Inc.

In the U.S.: Ashley De Simone: 1-646-277-1227

In China: Wen Lei Zheng: 86-10-6583-7510

Source: China Nuokang Bio-Pharmaceutical Inc.